Filed by GoGold Resources Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Animas Resources Ltd.

Commission File No.: 333-193502

NEWS RELEASE

March 3, 2014	Trading Symbol:	TSX: GGD
PR # 03 – 2014	Shares Issued:	132,981,894

GoGold Announces Successful Acquisition of Animas – 98% of all Eligible Stock for Tender was

Acquired – 84% of all Outstanding Animas Shares were Tendered to the Offer

HALIFAX, March 3, 2014 – GoGold Resources Inc. (TSX: GGD) (“GoGold”) today announced that it has been informed by the depositary for the offer that, as of its expiration at 7:00 p.m. (Toronto time) on February 28, 2014, a total of 60,187,546 common shares (“Animas Shares”) of Animas Resources Ltd. (TSXV: ANI) (“Animas”) and 12,500,000 share purchase warrants (“Animas Warrants”), representing in the aggregate 82.8% of the outstanding Animas Shares (on a fully diluted basis), had been validly tendered to GoGold’s offer (the “Offer”) to acquire all of the outstanding Animas Shares and Animas Warrants. The Offer has expired and will not be extended. GoGold has taken up and accepted for payment all such Animas Shares and Animas Warrants and will pay for such Animas Shares and Animas Warrants on or before March 5, 2014. Following the acquisition of such Animas Shares and Animas Warrants, GoGold will own and control 84% of the outstanding Animas Shares and all Animas Warrants, representing approximately 82.8% of the outstanding Animas Shares (on a fully diluted basis). GoGold will acquire the Animas Shares and Animas Warrants pursuant to a take-over bid offer dated January 23, 2014 and in reliance on Section 2.16 of National Instrument 45-106—Prospectus and Registration Exemptions. Animas had 10,213,639 shares held by shareholders resident in US states which pursuant to US securities regulations were not permitted to receive the Offer by mail. Therefore, of shares eligible to receive the Offer, 98.0% validly tendered their shares (not taking into account any variances in US holders after the Offer).

Pursuant to the Offer, holders of Animas Shares will receive $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Offer Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants, calculated using the Offer Price, rounded down to the nearest whole GoGold Share. All cash payments under the Offer will be made in Canadian dollars.

The purpose of the Offer was to enable GoGold to acquire beneficial ownership of all the Animas Shares and Animas Warrants. GoGold intends to implement a subsequent acquisition transaction to acquire the balance of the outstanding Animas securities as described in the Offer circular. Upon completion of such subsequent acquisition transaction, GoGold will apply to de-list the Animas Shares from the TSX Venture Exchange, will cause Animas to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations.

Terry Coughlan, CEO of GoGold stated, “We are very pleased with the results of the offer and will proceed to acquire the remaining Animas shares as soon as possible. Our geological teams are on the ground working at the past producing Santa Gertrudis gold mine in an effort to outline a resource and lay the groundwork for a prefeasibility study to commence as soon as possible. I would also like to thank Mark Brown and Winnie Wong of Animas for their hard work and cooperation throughout the offering and tendering process. We welcome all Animas shareholders and look forward to delivering significant value to all of our shareholders as a result of this transaction.”

Mr. Dana Hatfield, CFO of GoGold will be appointed to the Animas board of directors effective immediately and will assume the role of Chairman on an interim basis until such time GoGold completes the subsequent acquisition transaction.

GoGold’s counsel for the offer is Fasken Martineau DuMoulin LLP and its corporate counsel is JESSOMELAW. Animas’ counsel is McCullough O’Connor Irwin LLP.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of GoGold or Animas.

GoGold Forward-Looking Statement

Except for statements of historical fact, this news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws including statements regarding the offer and take-over bid circular, terms of the offer, timing of the offer, GoGold’s intention to take steps to acquire the remaining Animas shares and other Animas securities following the take-over, and future plans and objectives of GoGold. Such forward-looking information and forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to vary materially from the anticipated results or events predicted in these forward-looking information or forward-looking statements, including: GoGold’s assessment of the effect of an offer on GoGold, Animas and Animas’ shareholders; the satisfaction of any conditions to an offer; the timing and prospects for shareholder approval; regulatory restrictions; the continuance of GoGold and its subsidiaries as a going concern; general economic and market conditions; mineral prices; the accuracy of mineral resource estimates and the speculative nature of mineral exploration. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information or forward-looking statements. As a result, readers are cautioned not to place undue reliance on these forward-looking information or forward-looking statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this release. Except as required by applicable law, GoGold disclaims any intention and assumes no obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise. For additional information with respect to risk factors applicable to GoGold, reference should be made to GoGold’s continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, GoGold’s Annual Information Form.

This release does not constitute an offer to sell or a solicitation of an offer to buy of any of GoGold’s securities in the United States.

About GoGold

For further information, contact Terence F. Coughlan, President and CEO,

or

Sean Tufford, Vice President, Corporate Development GoGold Resources Inc.,

T: 902 482-1998

F: 902 442-1898

Email : sean@gogoldresources.com

Or visit : www.gogoldresources.com